# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bioceres Crop Solutions Corp., CIK 0001769484
CUSIP: G1117K114
Title of class of securities: Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina (C1), 2000
Date of event which requires filing of this statement: 03/26/2025
Amends the filing with accession number 0001104659-25-001476
Filed by CIK 0001954863
Persons authorized to receive notices and communications: Gloria Montaron Estrada, Bioceres Group PLC, Highdown House, Yeoman Way, Worthing,, West Sussex, United Kingdom (X0), BN99 3HH, 54 0341 4861100; Matthew S. Poulter, 1290 Avenue of the Americas, New York, New York (NY), 10104, 12129039000

## Reporting persons
- Bioceres Group PLC (CIK 0001954863): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: other (OO); sole voting power 70,785; shared voting power 27,616,333; sole dispositive power 70,785; shared dispositive power 24,540,254; aggregate amount beneficially owned 27,687,118 (44.1% of the class)
  Comment: Bioceres Group PLC may be deemed to be the ultimate beneficial owner of Shares held by Bioceres LLC and THEO I SCSp as Bioceres LLC is an indirect wholly-owned subsidiary of Bioceres Group PLC, and Bioceres Group PLC owns 96.2 percent of the outstanding equity securities of THEO I SCSp.
  
  Row 8 includes 3,076,079 shares that Bioceres LLC has shareholder rights over pursuant to the Shareholders Agreement, dated as of March 5, 2019, by and between Bioceres LLC, Pedro Enrique Mac Mullen, Maria Marta Mac Mullen and International Property Services Corp. See Exhibit 10.1.
- Bioceres LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 24,116,333; sole dispositive power 0; shared dispositive power 21,040,254; aggregate amount beneficially owned 24,116,333 (38.4% of the class)
  Comment: Bioceres LLC is an indirect wholly-owned subsidiary of Bioceres Group PLC. As a result, Bioceres Group PLC may be deemed to be the ultimate beneficial owner of Shares held by Bioceres LLC
  
  Row 8 includes 3,076,079 shares that Bioceres LLC has shareholder rights over pursuant to the Shareholders Agreement, dated as of March 5, 2019, by and between Bioceres LLC, Pedro Enrique Mac Mullen, Maria Marta Mac Mullen and International Property Services Corp. See Exhibit 10.1.
- THEO I SCSp: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,500,000; sole dispositive power 0; shared dispositive power 3,500,000; aggregate amount beneficially owned 3,500,000 (5.6% of the class)
  Comment: Bioceres Group PLC owns 96.2 percent of the outstanding equity securities of THEO I SCSp. As a result, Bioceres Group PLC may be deemed to be the ultimate beneficial owner of Shares held by THEO I SCSp.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.0001 par value
Name of issuer: Bioceres Crop Solutions Corp.
Address of issuer's principal executive offices: Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina (C1), 2000
Comment: EXPLANATORY NOTE - This Amendment No. 12 (the "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 14, 2019, (as amended by Amendment No. 1 filed with the SEC on July 2, 2020, Amendment No. 2 filed with the SEC on August 28, 2020, Amendment No. 3 filed with the SEC on November 25, 2020, Amendment No. 4 filed with the SEC on August 6, 2021, Amendment No. 5 filed with the SEC on October 15, 2021, Amendment No. 6 filed with the SEC on April 5, 2022, Amendment No. 7 filed with the SEC on July 25, 2022, Amendment No. 8 filed with the SEC on November 15, 2022, Amendment No. 9 filed with the SEC on March 25, 2024, Amendment No. 10 filed with the SEC on September 20, 2024 and Amendment No. 11 filed with the SEC on January 6, 2025 (the "Schedule 13D"), by Bioceres Group PLC, Bioceres LLC and Theo I SCSp (each a "Reporting Person", and herein collectively referred as the "Reporting Persons").

## Item 2. Identity and Background
Name of person filing:
Bioceres Group PLC, which is the holder of record of 70,785 Shares (corresponding to approximately 0.1% of the Issuer's outstanding capital stock) and through its subsidiaries Bioceres LLC and Theo I SCSp, holds an additional 24,540,254 Shares (corresponding to approximately 39.0% of the Issuer's outstanding capital stock);

Bioceres LLC, which is the holder of record of 21,040,254 Shares (corresponding to approximately 33.5% of the Issuer's outstanding capital stock); and

THEO I SCSp, which is the holder of record of 3,500,000 Shares (corresponding to approximately 5.6% of the Issuer's outstanding capital stock).
Residence or business address:
Bioceres Group PLC is Highdown House, Yeoman Way, Worthing, West Sussex, United Kingdom, BN99 3HH;

Bioceres LLC is 1209 Orange Street, Wilmington 19801-1120, County of New Castle; and

THEO I SCSp is 30 boulevard Royal, L-2449 Luxembourg.
Present principal occupation or employment: Not applicable.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Bioceres Group PLC is a company organized under the laws of England and Wales;

Bioceres LLC is limited liability company formed under the laws of Delaware; and

THEO I SCSp is a special limited partnership (societe en commandite speciale) incorporated in the Grand Duchy of Luxembourg.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Amendment is being filed to report a decrease in the Shares beneficially owned by the Reporting Persons, as a result of the settlement of certain financial obligations of the Reporting Persons through payment-in-kind made in Shares relating to a private transaction (the "Transaction"). As a result of the foregoing, the Shares owned by the Reporting Persons decreased from 25,437,927 to 24,611,039.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.

The aggregate percentages of Shares beneficially owned by the Reporting Persons, and reported in this Amendment, is calculated based on 62,848,483 Shares outstanding, as reported by the Issuer in its annual report on Form 20-F filed with the SEC on October 30, 2024 (File No. 001-38836) (the "Issuer 20-F").

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the Transaction was to fund the payment of financial obligations which were due.

As a result of the Transaction, the Shares owned by the Reporting Persons, which are not subject to the shareholders' agreement described under Item 6 of the Schedule 13D, decreased from 25,437,927 Shares to 24,611,039 Shares. In addition, 3,076,079 Shares which the Reporting Persons have the shared power to vote or to direct the vote of are subject to the shareholders' agreement described under Item 6 of the Schedule 13D. As a result of the foregoing, in the aggregate, the Reporting Persons beneficially own 27,687,118 Shares (corresponding to approximately 44.1% of the Issuer's outstanding capital stock).

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Bioceres Group PLC: Amount beneficially owned: 27,687,118 - Percentage: 44.1%

Bioceres LLC: Amount beneficially owned: 21,040,254 - Percentage: 33.5%

THEO I SCSp: Amount beneficially owned: 3,500,000 - Percentage: 5.6%
Number of shares as to which each person has sole or shared power to vote or dispose:
Bioceres Group PLC:
Sole power to vote or to direct the vote: 70,785
Shared power to vote or to direct the vote: 27,616,333
Sole power to dispose or to direct the disposition of: 70,785
Shared power to dispose or to direct the disposition of: 24,540,254

Bioceres LLC:
Sole power to vote or to direct the vote: --
Shared power to vote or to direct the vote: 24,116,333
Sole power to dispose or to direct the disposition of: --
Shared power to dispose or to direct the disposition of: 21,040,254

THEO I SCSp
Sole power to vote or to direct the vote: --
Shared power to vote or to direct the vote: 3,500,000
Sole power to dispose or to direct the disposition of: --
Shared power to dispose or to direct the disposition of: 3,500,000
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of the Issuer's Shares during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D/A which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1* Shareholders Agreement, dated as of March 5, 2019, by and among Bioceres LLC, Pedro Enrique Mac Mullen, Maria Marta Mac Mullen and International Property Services Corp.
Exhibit 99.1* Joint Filing Agreement dated March 25, 2024, by and among the Reporting Persons.

* Previously filed.

## Signatures
- Bioceres Group PLC: /s/ Gloria Montaron Estrada, Gloria Montaron Estrada/ Attorney-in-Fact (03/28/2025)
- Bioceres LLC: /s/ Gloria Montaron Estrada, Gloria Montaron Estrada/ Manager (03/28/2025)
- THEO I SCSp: /s/ Gloria Montaron Estrada, Gloria Montaron Estrada/ Attorney-in-Fact (03/28/2025)